SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 5, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Avecia announces new Board appointments

P R E S S R E L E A S E

Avecia completes sale of its Pharmaceuticals business unit

Manchester, England, December 5, 2005: Avecia announced today that it has completed the sale of its Pharmaceuticals custom synthesis business to Nicholas Piramal India Limited (NPIL), having obtained all necessary approvals. This successfully concludes a sale agreement previously announced on 27th October 2005.

NPIL has paid GBP 9.5 million in cash for the entire Pharmaceuticals custom synthesis business which will be used largely to fund the UK pension fund deficit of Avecia Pharmaceuticals Limited.

Investor Enquiries:	Media Enquiries:
Duncan McLellan	Andrew Smalley
Tel: +44 (0)161 721 1228	Tel: +44 (0)161 721 2441

Email: enquiries@avecia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 5, 2005

Avecia Group plc

By: /s/:	Duncan McLellan
Name:	Duncan McLellan
Title:	Finance Director